Indaptus Therapeutics, Inc.

3 Columbus Circle

15th Floor

New York, NY 10019

August 19, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Indaptus Therapeutics, Inc. (CIK 0001857044)
Registration Statement No. 333-289573 on Form S-3 (the “Registration Statement”)

Ladies and Gentlemen:

Indaptus Therapeutics, Inc. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended, so that it may become effective on August 20, 2025, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, Greenberg Traurig, P.A., by calling Gary Emmanuel at 212-801-9337. The Company hereby authorizes Mr. Emmanuel to orally modify or withdraw this request for acceleration.

Very truly yours,

INDAPTUS THERAPEUTICS, INC.

By:	/s/ Nir Sassi
Nir Sassi
Chief Financial Officer